

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

Via E-mail
Randall Gruber
Chief Executive Officer and Chief Financial Officer
Direct LED, Inc.
231 W. 39th Street, Suite 726
New York, New York 10018

> **Re:**   **Direct LED, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 18, 2012**
> **File No. 333-182737**

Dear Mr. Gruber:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note a news story on Marketwire dated May 24, 2012, in which Premiere Opportunities Group, Inc. announced its intention to distribute shares of Direct LED to Premiere Opportunities Group's own shareholders, upon effectiveness of Direct LED's registration statement. Please tell us in your response about any relationship of Premiere Opportunities Group to Direct LED outside of that of shareholder. In particular, tell us of any agreement between these two companies relating to the distribution of Direct LED's shares to Premiere Opportunities Group's shareholders.

Prospectus Cover Page, page iii

2.   In the second line of the heading at the top of the page, state the number of shares being offered.

3. Please disclose the per share offering price. Refer to Item 501(b)(3) of Regulation S-K.

4. Disclose the absence of a market for your shares. Refer to Item 501(b)(4) of Regulation S-K.

5. Please make more prominent the Commission legend prescribed in Item 501(b)(7) of Regulation S-K.

6. Briefly disclose the plan of distribution.

7. Provide the date of the prospectus. Refer to Item 501(b)(9) of Regulation S-K.

8. Provide as a separate, prominent legend the language prescribed in Item 501(b)(1) of Regulation S-K.

9. Please disclose on your prospectus cover page that you are an emerging growth company.

10. Prominently identify the company as a shell company here and throughout the prospectus and caution investors as to the highly illiquid nature of an investment in the company's shares.

Summary of Our Offering, page 1

11. Please revise the paragraph under "Our Business" to clarify the references to A19 LED lights, AC-LED technology, "Light & Light LED bulbs," "patented technology." Also clarify the statements that the "A19 LED technology has been demonstrated" and that "products are beginning to appear on the market." How, when and where has the technology been demonstrated, and whose products are appearing on the market and where are they appearing? What degree of assurance does the company have that it will be able to market its products through major discount retailers?

12. Revise to clarify the current state of the company and its plans. Disclose what activities the company has engaged in to date, and discuss its plans to produce light bulbs, including that the company intends to outsource production.

13. Disclose the financial status of the company, for example that the company has had no sales and no revenue. Disclose, if true, that the company's independent accountant has expressed substantial doubt about the company's ability to continue as a going concern. Disclose the acquired deficit as of the date of the prospectus. Discuss the needs of the company for additional funding in the next 12 months.

14. Disclose the address and phone number of the company. Refer to Item 502(b) of Regulation S-K.

Financial Summary, page 2

15.   Please revise to disclose the period for financial data presented.

Risk Factors, page 3

16.   We note that you have not included any risk factors relating to the industry in which the company intends to operate. Please revise to include all material risks relating to the industry, or explain in your response why you do not believe that any such risks exist.

Our auditors have expressed substantial doubt…, page 3

17.   We note that the auditor's report included on page F-1 does not express a going-concern opinion. Please revise as appropriate.

We have no customers to date…, page 3

18.   We note the statement that you have not sold any products. Please expand this risk factor, or include an additional risk factor, disclosing, if true, that you have not begun production of any products and have no agreements in place with any agreements in place for the manufacture of your product.

We are seeking additional financing to fund our products development…, page 3

19.   Please revise to disclose how much additional capital you expect to need to fund operations through, at a minimum, the next 12 months, and your planned timetable for raising capital through the sale of equity.

As a result of becoming a reporting company…, page 4

20.   Disclose your expected costs for this offering and to meet your reporting requirements over the next 12 months.

Because the company has not, and may never generate revenues…, page 4

21.   Your first sentence suggests that the company will receive the proceeds of the offering. Please revise.

We are controlled by current officers, directors and principle stockholders, page 4

22.   Please revise to include the percentage of outstanding shares that officers, directors, and principle stockholders will beneficially own following the offering, if all shares are sold.

There is currently no market for our common stock…, page 5

23.   This risk factor appears to be incomplete. Please complete it.

While we expect to apply for listing on the OTCQB…, page 5

24.   Please revise to briefly outline the requirements you must meet in order to be quoted on the OTCQB. If you intend to seek a market maker to apply for quotation of your securities on the OTCBB, please discuss those requirements as well.

Selling Stockholders, page 7

25.   Please tell us why three individuals have been included in the table of selling shareholders, even though they appear not be offering any of their shares for resale.

26.   Please revise your disclosure to state that your selling shareholders are underwriters, rather than that they "may be" underwriters. Because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities.

Description of Business, page 12

27.   We note your statement that you have "outsourced the development of our products." Please revise to identify your "outsource partner" and disclose material information about them, for example, where they are located, how much experience they have in producing this type of product, and the nature of your agreement with them. Clarify the statement that you "have identified strategic alliances and acquisitions of our outsource partner."

Our Product, page 13

28.   Please describe your product more fully, for example, what an A-19 bulb is, and provide a clear basis for your claims about this product, for example, that it is highly reliable and has a 50,000 hour life.

29.   You state that your plans involve the use of patented technology. Please disclose whether the company holds this patent, and if not, how you intend to acquire rights to use the patent.

30.   Please clarify your statement that you have "current open communications" with major
        chains "interested in placing sales" with the company. Disclose the status of any
        agreements with retailers. If there are no current agreements, please clarify why you
        state, "Each store will display..." or delete this disclosure.

31.   Please discuss in specific detail how you intend to operate your business. As just one
        example, discuss how the company will divide responsibilities with its "outsource
        partner."

32.   Clarify the phrase "end cup program."

33.   Please be more specific about what you mean by your product using "the newest
        technology."

34.   Please provide a clear factual basis for management's belief that your product is
        positioned to sell a certain number of units in the next three years.

Legal Proceedings, page 15

35.   It appears that a civil action was filed by the Commission against Randall Gruber in U.S.
        District Court on June 29, 2012. Please disclose the information required under Item
        401(f) of Regulation S-K.

Management's Discussion and Analysis, page 15

Plan of Operation, page 15

36.   In the sixth paragraph you state that you will need to raise additional capital if you are
        unable to produce sufficient cash flow to support operations over the next 12 months.
        However, on page 3 you state that you will be unable to fund operations without raising
        additional capital. Revise to estimate your cash operating expenses for the next 12
        months and the amount of capital you will need to raise to meet these operating expenses.
        In your discussion, specify how you anticipate funding the $12,500 registration costs
        described under "Other Expenses of Issuance and Distribution," since it is more than the
        amount of cash on hand.

37.   You state that you have not yet "fully implemented" your business plan. Revise to clarify
        and discuss in more detail your plan of operation in the form of milestones, indicating the
        specific steps needed to make the company operational and generating revenues, the
        timing of those steps in weeks, months, or quarters, the costs, the source of funds and the
        expected date of first sales. Explain clearly what steps you have taken to date and which
        steps remain to be implemented.

38.   In the last paragraph of this section you state that you have "no plans to seek a business combination with another entity in the foreseeable future." This statement appears to contradict your statement on page 14 that you are currently seeking to complete an acquisition. Please revise to clarify.

Management's Discussion and Analysis or Plan of Operation

39.   We note the following disclosures that are not in accordance with your financial statements. Please explain or revise the disclosures.

•   In the first paragraph you state that you have not generated any revenue, yet your financial statements show Net revenue of $96,000.

•   In the second paragraph you state that your auditors have issued a going concern opinion, yet the Report of the Independent Registered Public Accounting Firm does not contain a going concern paragraph. Please correct your disclosure or ask your auditor to correct the report.

•   Please revise your fourth paragraph to reflect the cash on hand at the end of your fiscal year, May 31, 2012.

Security Ownership of Certain Beneficial Owners and Management, page 16

40.   Please confirm to us in your response that management does not beneficially own any shares of the company. We note the disclosure on page 17 that indicates that bonus shares have previously been granted to management.

Executive Compensation, page 16

41.   We note that you have disclosed in your summary compensation table proposed compensation for 2012. In light of your limited sources of capital, discuss the likelihood that the proposed compensation will actually be paid in 2012. Discuss whether alternative arrangements have been discussed.

Biographical Information, page 18

42.   Please revise to clarify if Mr. Gruber's has primarily been self-employed as an accountant and business consultant since 1994.

43.   Please revise the biographical sketches of Mr. Angel and Mr. Morris to provide more specific occupations and employment experiences, including dates. Avoid using promotional language such as "demonstrated leader," "effective executive," and "successful results." In particular clarify the phrases "thirty years of experience in the apparel industry" and "20 years of experience in electronics manufacturing."

Market for Common Equity and Related Stockholder Matters, page 19

44.   Please revise the reference to "36 stockholders." We note that there are 41 holders specifically identified in this filing.

Certain Relationships and Related Transactions, page 19

45.   Please revise the phrase "other business activities" to clarify the nature of any potential conflict of interest. We also note in this context your statement on page 4 that your officers and directors expect to commit full time to the development of the company's business plan.

Financial Statements

46.   Please amend the filing to include audited financial statements as of your fiscal year end May 31, 2012, as disclosed at page F-6.

Balance Sheet, page F-2

47.   Please remove the TOTAL CURRENT LIABILITIES line from your TOTAL ASSETS.

Statement of Cash Flows, page F-5

48.   Pleased revise to correct the error in Cash Flows from Operations. The schedule does not foot. You forgot to enter an amount for Net income.

Notes to Financial Statements

General

49.   Please provide the disclosure in ASC 280-10-50-38 through 280-10-50-42, if applicable, for your products and business activities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director